SEC Mail Processing Section
FEB 27 2008
Washington, DC
103

08030556

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden	
Hours per response. 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52506

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

InTrade, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Rector Street, Suite 1103
(No. and Street)

New York (City) **New York** (State) **10006** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian J. Potash **(212) 566-2484**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kempisty & Company, Certified Public Accountants, P.C.
(Name – *if individual, state last, first, middle name*)

15 Maiden Lane, Suite 1003 (Address) **New York** (City) **New York** (State) **10038** (Zip Code)

PROCESSED
MAR 31 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark I. Frank, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of InTrade, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

DIERDRE STEINHAUS AINBINDER
Notary Public, State of New York
No. 01AI4899711
Qualified in Nassau County
Commission Expires July 6, 20 11

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of financial condition.
- ☐ (c) Statement of income (loss).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☐ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☐ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☐ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☐ (i) Information relating to the possession or control requirements for broker and dealers under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☒ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTRADE, LLC

DECEMBER 31, 2007

INDEX

KEMPISTY & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS, P.C.

15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Intrade, LLC

We have audited the accompanying statement of financial condition of Intrade, LLC as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Intrade, LLC as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Kempisty & Company CPAs PC

Kempisty & Company
Certified Public Accountants PC
New York, New York
February 22, 2008

INTRADE, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS		
Cash and cash equivalents	$	24,613,692
Restricted cash (CD)		45,000
Securities borrowed (Note 5)		2,864,850
Receivable from broker-fails to deliver (Note 5)		494,708
Securities long, at market (Note 6)		1,846,411
Clearing deposits (Note 5)		10,089,577
Due from Clearing Brokers (Note 5)		4,279,887
Interest and Dividends Receivable		242,650
Fixed Assets (net of accumulated depreciation of $1,019,013) (Note 7)		723,201
Rebates receivable		277,743
Security Deposits		13,200
Prepaid Expenses		18,716
CBOT seat, at cost		162,150
Other investments (Note 8)		32,939
TOTAL ASSETS	$	45,704,724
LIABILITIES AND MEMBERS' EQUITY		
Securities sold, not yet purchased, at market (Note 6)	$	3,237,626
Securities loaned (Note 5)		827,500
Payable to broker-fails to receive (Note 5)		14,267
Accounts Payable and Accrued Expenses		846,900
Dividends Payable		119,086
Interest payable		245,538
TOTAL LIABILITIES		5,290,917
Commitments and Contingent Liabilities (Note 6)		-
Subordinated Loans (Note 8)		16,069,000
Members' Equity		24,344,807
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	45,704,724

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
December 31, 2007

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

Intrade, LLC, a New York limited liability company (the "Company") is registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the New York Stock Exchange ("NYSE"), the American Stock Exchange ("AMEX"), the Financial Industry regulatory Authority ("FINRA"), the Pacific Stock Exchange ("PCX"), the National Futures Association ("NFA"), Depository Trust Company ("DTC") and National Securities Clearing Corporation ("NSCC").

The Company is engaged in the activity of trading securities and futures.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Concentration of Credit Risk

The Company is engaged in various investment and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

At December 31, 2007 the Company's futures clearing broker held assets of $3,478,714 on behalf of the Company.

Additionally, cash balances are held principally at two financial institutions and exceed the $100,000 insurable limit. The Company believes it mitigates its risk by investing in or through major financial institutions. Recoverability is dependent upon the performance of the institution.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

Securities transactions and related income and expenses are recorded on the books on a trade date basis.

Securities-Lending Activities

Securities borrowed and securities loaned transactions are generally reported as collateralized financings except where letters of credit or other securities are used as collateral. Securities-borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Depreciation and Amortization

The cost of furniture and equipment is depreciated over the estimated useful lives of the related assets of five to seven years. Software is depreciated over 5 years. The cost of leasehold improvements is amortized over the lesser of the length of the related lease or the estimated useful life of the assets. Depreciation is computed on a straight line basis for financial reporting purposes and on an accelerated basis for income tax purposes. Leasehold improvements for income tax purposes are amortized in accordance with Internal Revenue Service regulations.

Exchange Membership -CBOT Seat

The Company's CBOT seat, which represents an ownership interest in the Exchange and provides the Company with the right to conduct business on the Exchange, is recorded at cost.

Comprehensive Income

The Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 requires an entity to report comprehensive income and its components and increases financial reporting disclosures. This standard has no impact on the Company's financial position, cash flows or results of operations since no elements of the Company's comprehensive income exist other than the loss from operations.

NOTE 6- SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values at December 31, 2007, as follows:

	Owned	Sold, Not Yet Purchased
Stocks and warrants	$ 1,846,411	$ 3,237,626

NOTE 7- FIXED ASSETS

Fixed assets are comprised of the following at December 31, 2007:

Furniture	$ 12,290
Equipment	1,148,216
Software	527,120
Leasehold Improvements	54,588
	1,742,214
Less: Accumulated depreciation and amortization	(1,019,013)
	$ 723,201

NOTE 8- OTHER INVESTMENTS

Other investments are comprised of the following at December 31, 2007:

JBO-OCC	$ 10,000
DTCC shares	22,939
	$ 32,939

NOTE 9- COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company has lease agreements for office space which expire through 2014. During 2007 the Company paid $141,963 in rent expense.

Remaining commitments under the operating leases are as follows:

Year ending December 31,	Amount
2008	$ 241,230
2009	115,728
2010	115,728
2011	120,055
2012 and thereafter	360,165
	$ 952,906

NOTE 9- COMMITMENTS AND CONTINGENCIES (continued)

Seat Leases

The Company has entered into a seat lease agreement on the American Stock Exchange which expires in March 2008. Remaining commitments under this lease is:

December 31,	Amount
2008	$ 1,200

Securities Loan Agreement

During July 2003 the Company entered into a Master Securities Loan Agreement for the purpose of securities lending and borrowing. Under the agreement, the Company must pay minimum fees of $10,000 per month.

Software License Agreement

During 2003 the Company entered into a software license and support services agreement. Under the agreement the Company must pay a minimum fee of $15,000 per month.

NOTE 10- NET CAPITAL REQUIREMENTS

The Company is a member of the New York Stock Exchange and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires that the ratio of aggregate indebtedness to net capital may not exceed 15 to 1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the Commodity Futures Trading Commission's (CFTC'S) minimum financial requirements (Regulation 1.17), which require that the Company maintain net capital, as defined, equal to 4 percent of customer funds required to be segregated pursuant to the Commodity Exchange Act, less the market value of certain commodity options, all as defined. At December 31, 2007, the Company's net capital was $38,488,082 which was $38,238,082 in excess of its required net capital of $250,000. The Company's debt to debt-equity ratio was .3976 to 1.

NOTE 9- COMMITMENTS AND CONTINGENCIES (continued)

Seat Leases

The Company has entered into a seat lease agreement on the American Stock Exchange which expires in March 2008. Remaining commitments under this lease is:

December 31,	Amount
2008	$ 1,200

Securities Loan Agreement

During July 2003 the Company entered into a Master Securities Loan Agreement for the purpose of securities lending and borrowing. Under the agreement, the Company must pay minimum fees of $10,000 per month.

Software License Agreement

During 2003 the Company entered into a software license and support services agreement. Under the agreement the Company must pay a minimum fee of $15,000 per month.

NOTE 10- NET CAPITAL REQUIREMENTS

The Company is a member of the New York Stock Exchange and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires that the ratio of aggregate indebtedness to net capital may not exceed 15 to 1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the Commodity Futures Trading Commission's (CFTC'S) minimum financial requirements (Regulation 1.17), which require that the Company maintain net capital, as defined, equal to 4 percent of customer funds required to be segregated pursuant to the Commodity Exchange Act, less the market value of certain commodity options, all as defined. At December 31, 2007, the Company's net capital was $38,534,914 which was $38,284,914 in excess of its required net capital of $250,000. The Company's debt to debt-equity ratio was .3976 to 1.

NOTES TO FINANCIAL STATEMENTS
December 31, 2007

NOTE 11- SUBORDINATED BORROWINGS

The borrowings under subordination agreements at December 31, 2007 are as follows:

Subordinated loan at 12% interest payable quarterly, maturity date January 26, 20C	$	1,675,000
Subordinated loan at 14% interest payable quarterly, maturity date November 7, 2008		632,000
Subordinated loan at 14% interest payable quarterly, maturity date August 31, 2009		11,112,000
Subordinated loan at 12% interest payable quarterly, maturity date August 31, 2008		650,000
Subordinated loan at 12% interest payable quarterly, maturity date March 28, 2009		2,000,000
	$	16,069,000

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Additionally, all borrowings have automatic rollover provisions.

NOTE 12- SUPPLEMENTAL CASH FLOW INFORMATION

Non-Cash Financing Activities

During 2007, the Company repaid $4,250,000 of approved subordinated borrowings.

NOTE 13- OFF BALANCE SHEET RISK

Pursuant to a clearance agreement, the Company clears its futures transactions through a clearing broker. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions initiated by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

NOTE 14- GUARANTEES

FASB Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, requires the Company to disclose information about its obligations under certain guarantee arrangements. FIN 45 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non occurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. FIN 45 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

NOTE 14- GUARANTEES (continued)

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under the indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

Exchange Member Guarantees

The Company is a member of various exchanges that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. While the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

END